Pernod Ricard

February 6 , 2002

AP/CE/37.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concern[illegible]pany and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

Antoine PERNOD

Encl. : 3 pages

Pernod Ricard

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN

February 5th, 2002

Pernod Ricard OCEANES

Bonds nominal value is Euro 107
The transaction was over subscribed more than 9 x

Paris February 5, 2002 – The nominal value of the bonds convertible and/or exchangeable into new and/or existing shares issued by Pernod Ricard on February 5th, have been fixed at **Euro 107** , i.e. at a premium of 27.53 % over Pernod Ricard's share price at the time of pricing. These "Océanes" will bear an annual interest of 2.5 %. The gross yield-to-maturity will be **4.35%.**

The proceeds of the offering will be used to refinance a portion of the debt that Pernod Ricard incurred in connection with its acquisition of the assets of the Seagram Spirits and Wines Business, completed on December 21, 2001. This offering will enable Pernod Ricard to reduce its interest charge.

The issue size is Euro 425 million, with an over-allotment option of 15%. The transaction was over subscribed more than 9 x by institutional investors.

The bonds are being placed by a group of banks led by J.P. Morgan Securities Ltd. and SG Investment Banking acting as Joint-Bookrunners. CAI Lazard has acted as co-manager. The bonds will be listed on Euronext Paris.

Contacts

Vice President Corporate Communications : Alain-Serge Delaitte - 33 (0)1 40 76 77 12
Chief Financial Officer: Laurent Lacassagne - 33 (0)1 40 76 77 42

Pernod Ricard

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA OR JAPAN

Principal final terms and conditions

Issuer	PERNOD RICARD
Code number	ISIN Code FR0000188286
Total nominal value of the issue	Euro **425** million up to a maximum amount of Euro **488.75** million by exercise of the over-allotment option.
Number of bonds to be issued	**3,971,963** up to a maximum of **4,567,757** by exercise of the over-allotment option.
Nominal value per bond and issue price	Euro **107** The nominal value includes a premium of **27.53** % over the relevant market price of a PERNOD RICARD share at the time the final conditions of the bonds are fixed. The issue price is equal to the nominal value.
Issue date and settlement date	**February 13, 2002**.
Annual interest	**2.5%** per annum, payable annually in arrears on January 1 of each year. The first payment will be made on January 1, 2003, in an amount calculated *prorata temporis*.
Term of the bonds	**5** years and **322** days from the expected date.
Redemption at maturity	Redemption in full on **January 1, 2008** at a redemption price of **Euro 119.95** i.e. approximately **112.10 %** of the nominal value.
Gross yield to maturity	**4.35 %.**
Conversion and/or exchange of the bonds for new and/or existing shares	At any time from February 13, 2002 until the seventh business day preceding the date set for redemption, bondholders may elect to receive shares at the conversion/exchange ratio of ONE PERNOD RICARD share for ONE bond. PERNOD RICARD may, at its option, deliver new shares or existing shares or a combination thereof.

Early redemption	Possible, at the company's option, at any time: • by means of purchase on or off the stock exchange or by means of a public offer; • at an early redemption price which guarantees to the initial subscriber a yield equivalent to that which would have been obtained on redemption at maturity, if less than 10% of Bonds issued remain outstanding.
Early redemption in the event of default	The bonds will be redeemable in accordance with the conditions set out in the *prospectus préliminaire*, in the event of a default by PERNOD RICARD or any of its significant subsidiaries.
Offer to the public in France	The Bonds were offered to the institutional investors on **February 5, 2002**. Subscription by individuals, will remain open from **February 6** to **February 8, 2002** inclusive.

The placement of the bonds is carried out by a syndicate of banks managed by:

JP Morgan and **SG Investment Banking**

Joint lead managers and joint bookrunners

CAI Lazard will be acting as co-manager with an underwriting commitment of 20%.

A *prospectus définitif* in French, which has received, with the warning hereafter, the visa number 02-103 dated February 5, 2002 of the Commission des opérations de bourse, is available to the public and will be available on the COB website: www.cob.fr

Warning from the *Commission des Opérations de Bourse*

The *Commission des Opérations de Bourse* draws the attention of the public to the particular characteristics of the financial instruments described in this prospectus. Such financial instruments are governed by Articles L. 228-91 et seq. of the French Commercial Code (*Code de commerce*) (previously Articles 339-1 and subsequent of the law n° 66-537 of July 24, 1966) and do not have all of the characteristics of convertible or exchangeable bonds. In particular, in the event of early redemption or redemption at maturity, holders shall be entitled to exercise their rights to receive shares only in the period between the date of the notice announcing such redemption (which shall be published at the latest one month before the redemption date) and the seventh business day preceding the actual date of such redemption.